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[CAMPBELL RESOURCES LOGO] CAMPBELL RESOURCES INC.

                                  PRESS RELEASE
                              For immediate release


                 WEST ZONE DIAMOND DRILLING OF THE JOE MANN MINE
                            CONFIRMS DEPTH EXTENSION

MONTREAL, DECEMBER 9, 2003 - CAMPBELL RESOURCES INC. (TSX-CCH, OTCBB-CBLRF) is pleased to announce the results of a drilling program currently underway in the West Zone, at level 2925. The objective of the drilling program is to probe the West Zone continuity between levels 2750 & 3450.

Since the end of September 2003, nine diamond drill holes were completed. Five of them have returned economic values grading 0.212 to 0.494 opt Au over true width of 5.0 to 6.3 feet.

Two additional drill holes have intersected the gold bearing structure at 80 and 160 feet above the 2925 level. In both holes, true ore width of 18 feet was cut with ore grades of 0.320 and 0.364 opt Au. Those results are confirming previous results of exploration drilling and development work initiated earlier this year from the 2925 level. Over 230 feet of drifting and 175 feet of raising in the ore structure have indicated average ore grade of 0.369 opt Au with ore thickness up to 20 feet.

By the end of January 2004, nine additional diamond drill holes will be completed along the depth extension of the West Zone.

Development work initiated at level 2925 will continue in ore in 2004. Production from this level is scheduled for the second quarter of 2004. The development of an additional level giving access to the West Zone between 2925 and 3450 is also scheduled for 2004.

The following summarizes the drilling programs results:

============================================================================================================
                                                                             Core      True        Grade
Hole no.   Section     Az         Incl.     *Elev.   Zone   From    To       Length  thickness      Au
                     (degree)   (degree)    (ft.)                            (ft.)     (ft)        (opt)
------------------------------------------------------------------------------------------------------------
EW-41      1576 W      010        -39       6508     West   1024.6  1033.6   9.0       5.0         0.212
------------------------------------------------------------------------------------------------------------
EW-44      1689 W      360        -31       6736     West   773.7   781.2    7.7       5.0         0.463
------------------------------------------------------------------------------------------------------------
EW-46      1516 W      360        -14       6971     West   526.4   532.7    6.3       5.0         0.494
------------------------------------------------------------------------------------------------------------
EW-47      1510 W      019        -23       6874     West   592.4   601.6    9.2       6.3         0.341
------------------------------------------------------------------------------------------------------------
EW-48      1513 W      019        -31       6766     West   670.0   677.9    7.9       5.0         0.344
------------------------------------------------------------------------------------------------------------
EW-50      1502 W      024        +10.5     7165     West   412.2   430.9    18.7      18.0        0.320
------------------------------------------------------------------------------------------------------------
EW-51      1504 W      024        +22       7246     West   408.1   426.3    18.2      18.1        0.364
============================================================================================================

* Based on an elevation of 10,000 feet at surface

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Calculations of the West Zone undiluted mineral resources, as reported in the
July 2, 2003 press release, using data generated by various drilling programs estimated the mineral resources to be:

Measured mineral resources: 67,800 tons grading an average of 0.467 opt Au (31,660 oz Au) Indicated mineral resources: 130,800 tons grading an average of
0.379 opt Au (49,570 oz Au) Inferred mineral resources: 253,700 tons grading an average of 0.373 opt Au (94,630 oz Au)

Qualified Person

The drilling program was carried out under the supervision of Mr. Jean Tanguay, Chief Geologist at the Joe Mann Mine. Mr. Tanguay is a qualified person as defined by National Instrument 43-101. He has 8 years of experience in mining production and exploration.

Assay Procedures

Samples from half of the split core were sent to our own assay lab in Chibougamau, Quebec for gold and copper assaying. The samples were ground to better than 70% -200 mesh. A representative, 250 to 300 gram split of the -10 mesh fraction was pulverized to better than 85% - 200 mesh and homogenized. A 30-gram split of the pulp was assayed by fire assay fusion with atomic absorption spectroscopy finish. Check-assays were conducted on the rejects using fire assay with atomic absorption finish for samples assaying greater than 2 g/t Au (0.058 opt Au), and with gravimetric finish for those assaying greater than 10 g/t Au.

A 30-gram portion of the original pulp of samples within the mineralized zone was sent to a second, independent laboratory (Chimitec, Val d'Or) for additional check-assaying. Standards were included with the sample batches sent to the laboratory as an integral part of the quality control program. To date, all results concur.

Campbell Resources is a mining company focusing mainly in the Chibougamau region of Quebec, holding interests in gold and gold-copper exploration and mining properties.

Forward-Looking Statements

Certain information contained in this release contains "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2002. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.

                                     - 30 -

FOR INFORMATION:
CAMPBELL RESOURCES INC.
Andre Fortier                            Alain Blais
President and CEO                        Vice-President, Geology and development
Tel: (514) 875-9037                      Tel: (418) 748-7691
Fax: (514) 875-9764                      Fax: (418) 748-7696
e-mail: afortier@campbellresources.com   e-mail: ablais@campbellresources.com

RENMARK FINANCIAL COMMUNICATIONS
Henri Perron, hperron@renmarkfinancial.com
John Boidman, jboidman@renmarkfinancial.com
Media:  Dominic Sicotte, dsicotte@renmarkfinancial.com
Tel: (514) 939-3989
Fax: (514) 939-3717